UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011.

Commission File Number 333-170434

Chuo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

33-1, Shiba, 3-chome

Minato-ku, Tokyo 105-8574

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This report on Form 6-K contains the following:

1. Consolidated Financial Statements for the 3rd Quarter of Fiscal Year 2010 [under Japanese GAAP]

2. Explanatory Material for Financial Statements 3rd Quarter of FY 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chuo Mitsui Trust Holdings, Inc.

Date: January 31, 2011	By:	/s/ Masaru Hashimoto
	Name:	Masaru Hashimoto
	Title:	Senior Executive Officer

Chuo Mitsui Trust Holdings, Inc.

Consolidated Financial Statements for the 3rd Quarter of Fiscal Year 2010 [under Japanese GAAP]

January 31, 2011

33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan

Stock Exchange Listings: Tokyo, Osaka, Nagoya

Securities Code: 8309

(URL http://www.chuomitsui.jp/)

President: Kazuo Tanabe

<Note>Amounts less than one million yen are rounded down

1.	Consolidated Financial Highlights for the 3rd Quarter of Fiscal Year 2010 (from April 1, 2010 to December 31, 2010)

(1)	Operating Results (%: Change from the same period in the previous year)

	Ordinary Income		Ordinary Profit		Net Income
	million yen	%	million yen	%	million yen	%
3rd Quarter FY 2010	267,689	(0.3)	76,396	57.9	50,304	88.7
3rd Quarter FY 2009	268,463	(15.1)	48,396	529.2	26,657	190.8

	Net Income per Common Share (Basic)	Net Income per Common Share (Diluted)
	yen	yen
3rd Quarter FY 2010	30.33	—
3rd Quarter FY 2009	18.56	—

Note: Net Income per Common Share (Diluted) was not stated as there were no potential dilutive securities.

(2)	Financial Conditions

As of	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Common Share
	million yen	million yen	%	yen
December 31, 2010	13,065,093	856,595	5.1	402.40
March 31, 2010	14,977,966	846,556	4.4	397.69

(Reference) Shareholders’ equity as of December 31, 2010: 667,192 million yen; as of March 31, 2010: 659,394 million yen

Note: Net assets ratio = {(Net assets - Minority interest)/Total assets} ×100

2.	Dividends

Record Date	1st Quarter-end	2nd Quarter-end	3rd Quarter-end	Fiscal Year-end	Annual
	yen	yen	yen	yen	yen
FY 2009	—	0.00	—	8.00	8.00
FY 2010	—	4.00	—
FY 2010 (Outlook)				4.00	8.00

Note: There are no changes in the estimated figures in this quarter.

3.	Outlook for Fiscal Year 2010 (from April 1, 2010 to March 31, 2011)

(%: Change from the same period in the previous year)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	yen
Annual	360,000	(1.5)	90,000	7.9	50,000	6.8	30.15

Note: Revision of the outlook in this quarter: None

4.	Others

(1)	Changes in significant Subsidiaries and Affiliates (Specified Subsidiary): None

(2)	Adoption of simplified accounting methods and particular accounting methods for preparing quarterly consolidated financial statements: Yes

(3)	Changes in accounting principles, procedures, and presentation rules:

1)	Changes due to revision of the accounting standards: Yes

2)	Changes other than those in item 1): None

(4)	Number of shares of common stock outstanding :

1)	Number of shares of common stock outstanding (including treasury stock)

December 31, 2010: 1,658,426,267 shares; March 31, 2010: 1,658,426,267 shares

2)	Number of shares of treasury stock

December 31, 2010: 402,047 shares; March 31, 2010: 366,149 shares

3)	Average number of shares of common stock outstanding (for the 3rd Quarter of Fiscal Year)

3rd Quarter FY 2010: 1,658,051,908 shares; 3rd Quarter FY 2009: 1,435,885,305 shares

Indication regarding implementation status for quarterly review procedure

At the time of this financial statement disclosure, procedure to review the quarterly financial statement in accordance with the Financial Instruments and Exchange Act has not been completed yet.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forecasts for the fiscal year ending March 31, 2011 and other forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. Actual results may differ materially from the forecasts and other forward-looking statements in this document due to various factors, including but not limited to, changes in interest rates, stock or other market risks and the condition of the Japanese economy.

[Table of Contents of accompanying material]

1.	Qualitative information regarding consolidated financial statements for 3rd Quarter FY 2010

(1)	Qualitative information regarding consolidated operating results

(2)	Qualitative information regarding consolidated financial conditions

(3)	Qualitative information regarding consolidated outlook

2.	Others

(1)	Changes in significant Subsidiaries and Affiliates (Specified Subsidiary)

(2)	Adoption of simplified accounting methods and specific accounting methods for preparing quarterly consolidated financial statements

(3)	Changes in accounting principles, procedures, and presentation rules

3.	Consolidated financial statements

(1)	Consolidated Balance Sheets

(2)	Consolidated Statements of Income

(3)	Note for Going-Concern Assumption

(4)	Note for Significant Change of Shareholders’ equity

There will be no analyst meeting regarding the financial results of 3rd Quarter FY 2010.

1. Qualitative information regarding consolidated financial statements for 1st Half FY 2010

(1)	Qualitative information regarding consolidated operating results

With respect to the economic conditions during this period, economic recovery in U.S. or other developed countries remained sluggish, and the pace of economic growth in developing countries such as China slowed down slightly. In Japan, since the beginning of autumn, pace of economic recovery has slowed down and hovered flat, compared to the gradual recovery trend in first half of the fiscal year, due to decrease in external demand and dissolving policy effect.

In the financial markets, short-term interest rates (overnight call rates) fell slightly from the 0.1% level in the first half of the year, due to the Bank of Japan’s comprehensive monetary easing policy. Long-term interest rates fell to mid-0.8% level in October, for the first time since July 2007, from 1.3% level at the beginning of the period due to the downturn in the global economy, but rose to 1.1~1.2% level thereafter.

The Nikkei Stock Average dropped to 8,800 level at the end of August from the 11,000 level at the beginning of the period, but recovered to 10,200 level at the end of the period. In the foreign exchange market, the yen trended higher against the dollar, rising from the ¥93 range in early April to the ¥80 to 85 range at the end of the period.

In these economic and financial conditions, each of our group companies — The Chuo Mitsui Trust and Banking Company, Limited, focusing on the retail trust, banking, real estate, and transfer agency businesses; Chuo Mitsui Asset Trust and Banking Company, Limited, focusing on the pension trust and securities trust businesses; Chuo Mitsui Asset Management Company, Limited, focusing on the investment trust business; and Chuo Mitsui Capital Company Limited, focusing on the private equity fund management business — has deployed various initiatives to accumulate profits in all operating departments at each group subsidiary.

Regarding our consolidated 3rd Quarter operating results, ordinary income increased by ¥28.0 billion year on year to ¥76.3 billion and net income increased by ¥23.6 billion to ¥50.3 billion mainly due to steady increase in market related income and decrease in new non-performing loan at our bank subsidiaries.

(2)	Qualitative information regarding consolidated financial conditions

Regarding our consolidated assets and liabilities, total assets decreased by ¥ 1,912.8 billion to 13,065.0 billion as of December 31, 2010, of which loans and bills decreased by 881.9 billion to ¥8,060.0 billion, and securities decreased by ¥942.0 billion to ¥3,583.6. Deposits increased by 155.9 billion during this period to ¥ 8,915.9 billion as of December 31, 2010.

(3)	Qualitative information regarding consolidated outlook

Consolidated net income for the 3rd Quarter of fiscal year 2010 reached to approximately 100% to the outlook for the consolidated results for the current fiscal year which was announced on May 14, 2010, mainly due to the steady accumulation of market related income and decrease in credit costs. However, as the future business environments should be carefully watched for, there is no change in outlook for consolidated results for the current fiscal year at this moment.

2.	Others

(1)	Changes in significant Subsidiaries and Affiliates (Specified Subsidiary): None

(2)	Adoption of simplified accounting methods and specific accounting methods for preparing quarterly

1)	Simplified accounting methods

1)	Simplified accounting methods

a)	Depreciation for tangible fixed assets

As for tangible fixed assets that are depreciated using the declining-balance method, the depreciation expense for the quarter is provided based on the annual estimated depreciation, which is evenly divided over the year.

b)	Allowance for loan losses

For claims other than those to “debtors legally bankrupt”, “debtors virtually bankrupt” and “debtors who are likely to go bankrupt” for which the individual allowance based on estimated losses is provided, allowance for loan losses is posted based on the loan-loss ratio for the end of the first half of fiscal year 2010.

c)	Income taxes

Though income taxes are calculated based on the same method as at the fiscal year-end, only significant added or subtracted items and tax-deducted items are applied.

d)	Judgment regarding the collection possibility of deferred tax assets

On the judgment regarding the collection possibility of deferred tax assets, the results of tax planning and future forecasting for the end of first half of fiscal year 2010 are applied, if there is no considerable change in the occurrence of temporary differences compared to that of September 30, 2010.

2)	Specific accounting methods: None

(3)	Changes in accounting principles, procedures, and presentation rules:

a)	Adoption of “Accounting Standard for Equity Method of Accounting for Investments” and “Practical Solution for Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method”

We have adopted “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, March 10, 2008) and “Practical Solution for Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (PITF No. 24, March 10, 2008) from this fiscal year.

There was no effect on financial statements with regard to this adoption.

b)	Adoption of “Accounting Standards for Asset Retirement Obligations”

We have adopted “Accounting Standards for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and “Implementation Guidance for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) from this fiscal year. As a result, Ordinary Profit and income before income taxes decreased by ¥20 million and ¥245 million, respectively. With regard to this adoption, the amount of asset retirement obligations increased ¥418 million.

Chuo Mitsui Trust Holdings, Inc.

Consolidated Balance Sheets

	As of December 31, 2010	As of March 31, 2010
	(in millions of yen)
Assets
Cash and due from banks	279,788	262,240
Call loans and bills bought	5,964	9,884
Receivables under securities borrowing transactions	1,378	1,521
Monetary claims bought	93,194	98,818
Trading assets	89,511	22,778
Money held in trust	2,051	2,234
Securities	3,583,642	4,525,683
Loans and bills discounted	8,060,011	8,941,948
Foreign exchanges	696	767
Other assets	333,685	446,145
Tangible fixed assets	126,154	126,000
Intangible fixed assets	57,385	58,940
Deferred tax assets	140,663	150,296
Customers’ liabilities for acceptances and guarantees	332,050	384,117
Allowance for loan losses	(41,084)	(53,410)

Total assets	13,065,093	14,977,966

Liabilities
Deposits	8,915,911	8,759,917
Negotiable certificates of deposit	218,500	327,190
Call money and bills sold	165,173	306,161
Payables under securities lending transactions	946,488	1,702,697
Trading liabilities	7,625	7,911
Borrowed money	293,653	1,217,246
Foreign exchanges	25	21
Bonds payable	265,963	234,750
Due to trust accounts	844,103	995,612
Other liabilities	197,191	170,887
Provision for bonuses	28	3,160
Provision for retirement benefits	2,819	2,662
Provision for directors’ retirement benefits	1,282	1,704
Provision for contingent losses	13,932	12,022
Deferred tax liabilities	3,748	5,346
Acceptances and guarantees	332,050	384,117

Total liabilities	12,208,498	14,131,410

Net assets
Capital stock	261,608	261,608
Retained earnings	408,025	377,619
Treasury stock	(279)	(270)

Shareholders’ equity	669,354	638,957

Valuation difference on available-for-sale securities	11,272	35,002
Deferred gains or losses on hedges	4,111	2,705
Revaluation reserve for land	(15,532)	(15,532)
Foreign currency translation adjustment	(2,014)	(1,738)

Valuation and translation adjustments	(2,162)	20,436

Minority interests	189,042	187,161

Total net assets	856,595	846,556

Total liabilities and net assets	13,065,093	14,977,966

<Note>Amounts less than one million yen are rounded down.

Chuo Mitsui Trust Holdings, Inc.

Consolidated Statements of Income

	3rd Quarter FY 2010	3rd Quarter FY 2009
	(in millions of yen)
Ordinary income	267,689	268,463
Trust fees	33,161	36,651
Interest income	118,076	135,013
Interest on loans and discounts	81,301	92,895
Interest and dividends on securities	32,827	39,467
Fees and commissions	62,225	59,291
Trading income	2,558	1,651
Other ordinary income	36,299	23,308
Other income	15,368	12,546
Ordinary expenses	191,293	220,066
Interest expenses	45,525	52,503
Interest on deposits	31,194	34,072
Fees and commissions payments	15,487	14,777
Trading expenses	329	—
Other ordinary expenses	5,942	8,016
General and administrative expenses	105,610	111,961
Other expenses	18,398	32,808

Ordinary profit	76,396	48,396

Extraordinary income	11,802	1,901
Gain on disposal of noncurrent assets	19	209
Reversal of allowance for loan losses	8,425	—
Recoveries of written-off claims	3,356	1,532
Reversal of allowance for contingent losses	—	159
Extraordinary loss	3,750	479
Loss on disposal of noncurrent assets	396	394
Management integration expenses	2,872	—
Other	481	85

Income before income taxes	84,448	49,817

Income taxes-current	5,059	5,850
Income taxes-deferred	23,074	11,524

Total income taxes	28,134	17,375

Income before minority interests in income	56,314

Minority interests in income	6,009	5,785

Net income	50,304	26,657

<Note>Amounts less than one million yen are rounded down.

Note for the Going-Concern Assumption

There are no corresponding items.

Note for Significant Change of Shareholders’ equity

There are no corresponding items.

Explanatory Material for Financial Statements 3rd Quarter of FY2010

January 31, 2011

[Table of Contents]

“CMTH”	:	Chuo Mitsui Trust Holdings, Inc.

“CMTB”	:	The Chuo Mitsui Trust & Banking Co., Ltd.

“CMAB”	:	Chuo Mitsui Asset Trust & Banking Co., Ltd.

“CMTB+CMAB”	:	Combined totals for “CMTB” and “CMAB”, Non-consolidated

This press release contains forward-looking statements regarding the company’s financial condition and future results of operations, which are based upon the company’s currently available data and certain assumptions considered rational. Such forward-looking statements are subject to risks, uncertainties and assumptions, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.

Chuo Mitsui Trust Holdings, Inc.

Summary of Business Results for 3Q.FY2010

[Status of Profit and Loss]

•	Consolidated

Reflecting the financial result of two bank subsidiaries, ordinary profit and net income increased by JPY28.0bn YoY to JPY76.3bn, and JPY23.6bn YoY to JPY50.3bn, respectively.

•	Combined non-consolidated totals for two bank subsidiaries

Regarding gross operating profit, while banking related profit decreased YoY due to decline in market interest rate, asset management business profit increased YoY as a result of steady increase in investment trust sales. Net other operating profit increased substantially due to strong result in market related business. Consequently, pre-provision profit increased by JPY5.1bn YoY to JPY83.3bn. Net income increased by JPY19.2bn YoY to JPY54.4bn due to substantial decrease in credit costs led by reversal of allowance for loan losses along with the improvement in business condition of borrowers.

[CMTH, Consolidated]

	(Billions of yen)
	3Q FY2010*	Change	3Q FY2009*
Ordinary profit	76.3	28.0	48.3
Net income	50.3	23.6	26.6

[CMTB+CMAB, Non-consolidated]

	(Billions of yen)
	3Q FY2010*	Change	3Q FY2009*
Gross operating profit	168.7	2.2	166.4
Banking related profit	75.9	(15.8)	91.7
Asset management business profit	60.1	2.4	57.7
Net other operating profit	30.3	15.0	15.2
Operating expenses (minus)	85.4	(2.8)	88.3
Pre-provision profit	83.3	5.1	78.1
Ordinary profit	71.4	20.3	51.1
Net income	54.4	19.2	35.2

Credit costs (minus)	(8.7)	(19.8)	11.0
Losses on devaluation	(1.5)	2.3	(3.8)

[Summary of Strategic Focus Areas]

(1)	Since sales fee of investment trust increased steadily, investment trust & annuity insurance related profit increased by JPY1.8bn YoY to JPY21.5bn.

(2)	Real estate income increased by JPY1.9bn YoY to JPY8.4bn due to the increase of brokerage fee related to the recovery of real estate market.

(3)	Housing loan balance decreased by JPY37.3bn to JPY3,293.9bn from the end of March, 2010 effected by re-examination in interest rate structure.

(Reference) Summary of Strategic Focus Areas

Investment trust & annuity insurance

	(Billions of yen)
	3Q FY2010*	Change	3Q FY2009*
Investment trust & annuity insurance related income(ø1)	21.5	1.8	19.7
Annuity insurance sales fee	4.6	(1.0)	5.6
Investment trust sales fee(ø1)	11.0	2.6	8.4
Other investment trust related fee(ø2)	5.8	0.2	5.6

	(Billions of yen )
	3Q FY2010*	Change	3Q FY2009*
Investment trust & annuity insurance sales amount(ø1)	475.4	178.6	296.7
Annuity insurance sales amount	127.8	16.3	111.4
Investment trust sales amount(ø1)	347.5	162.2	185.2

(ø1)	Including wrap account
(ø2)	Trustee fee and investment advisory fee

Real estate

	(Billions of yen)
	3Q FY2010*	Change	3Q FY2009*
Real estate profit	8.4	1.9	6.4
Brokerage fee	5.8	1.9	3.9
Trust fee	2.5	0.0	2.4

	(Number of contract)
	3Q FY2010*	Change	3Q FY2009*
Number of brokerage contracts(ø3)	145	36	109

(ø3)	Including brokerage of real estate trust beneficiary rights

Loans to Individuals

	(Billions of yen)
	End- Dec.2010	Change	End- Mar.2010
Loan balance(ø4)	3,590.7	(64.1)	3,654.9
Housing loan balance(ø4)	3,293.9	(37.3)	3,331.2

(ø4)	Post securitization

	(Billions of yen)
	3Q FY2010*	Change	3Q FY2009*
New housing loan origination	184.4	(299.5)	484.0

[Outlook for FY3/11]

No changes in earnings outlook for FY3/11.

[CMTH, Consolidated]

	(Billions of yen)
	3Q FY2010 Actual*	FY2010 Outlook
Ordinary profit	76.3	90.0
Net income	50.3	50.0

[CMTB+CMAB, Non-consolidated]

Pre-provision profit	83.3	115.0
Ordinary profit	71.4	90.0
Net income	54.4	60.0

[Status of Assets]

(1)	Balance of NPL (CMTB, Non-consolidated) decreased by JPY24.4bn from the end of March 2010 to JPY93.7bn, mainly due to the improvement of borrowers’ business condition. NPL ratio remained almost flat from the end of March 2010 at 1.1%. (Please refer to page 5)

(2)	Mainly due to weak stock market, unrealized gain on available-for-sale securities (CMTH, Consolidated) decreased by JPY39.6bn from the end of March 2010 to JPY7.4bn. (Please refer to page 6)

[Status of BIS Capital Adequacy Ratio]

Consolidated BIS capital adequacy ratio and consolidated Tier I capital ratio at the end of December 2010 are expected to be about 17.0% and 12.0%, respectively. Actual result will be announced when the calculation is finalized.

(Reference) Status of BIS Capital Adequacy Ratio

Chuo Mitsui Trust Holdings, consolidated basis (Japanese domestic standards)

	(%)
	End-Dec, 2010 (estimate)(ø5)	End-Sep, 2010	End-Mar, 2010
BIS capital adequacy ratio	approx.17%	15.02	13.80
Tier I capital ratio	approx.12%	10.89	9.86

(ø5)	Capital adequacy ratio will be announced when calculation is completed.

Note: * Accumulated total for nine months ended December 31.

Chuo Mitsui Trust Holdings, Inc.

1.	Summary of Profit and Loss

Note: * Accumulated total for nine months ended December 31.

(1)	CMTH, Non-consolidated

		(Billions of yen)
	No.	3Q FY2010*	Change	3Q FY2009*	FY2009 «Reference»
Operating income	1	21.2	8.9	12.2	13.6
Operating profit	2	13.3	9.1	4.2	3.1
Ordinary profit	3	10.9	6.8	4.1	2.2
Net income	4	10.7	6.6	4.0	2.8

(2)	CMTH, Consolidated

				(Billions of yen)
			No.	3Q FY2010*	Change	3Q FY2009*	FY2009 «Reference»
Consolidated gross operating profit	[Note	]	5	185.0	2.1	182.8	247.2
<Consolidated gross operating profit after trust account credit costs>	(5-18)		6	<185.0>	<4.4>	<180.6>	<245.0>
Banking business related profit			7	77.2	(15.7)	92.9	127.0
Net interest income			8	72.5	(9.9)	82.5	112.6
Fees on loan trusts and JOMTs before trust account credit costs			9	4.6	(5.7)	10.4	14.3
Asset management business profit			10	75.2	2.2	72.9	98.4
Net fees and commissions			11	46.7	2.2	44.5	59.6
Trust fees			12	28.4	0.0	28.4	38.7
Net trading profit			13	2.2	0.5	1.6	2.5
Net other operating profit			14	30.3	15.0	15.2	19.1
Operating expenses	(minus	)	15	94.8	(3.5)	98.3	130.8

Consolidated pre-provision profit	(5-15) [Note]		16	90.2	5.7	84.5	116.4

Provision for general allowance for credit losses	(minus	)	17	—	1.5	(1.5)	(2.5)
Trust account credit costs	(minus	)	18	—	(2.2)	2.2	2.2

Consolidated net operating profit	(16-17-18)		19	90.2	6.4	83.7	116.7

Credit costs	(minus	)	20	2.4	(12.2)	14.7	13.2
Net stock related profit			21	8.4	5.4	2.9	12.2
Losses on devaluation of stocks			22	(1.6)	2.8	(4.4)	(2.2)
Profit from investment in equity method affiliates			23	0.4	1.2	(0.8)	(0.8)
Other			24	(20.2)	2.5	(22.7)	(31.5)

Ordinary profit			25	76.3	28.0	48.3	83.4

Extraordinary profit			26	8.0	6.6	1.4	1.3
Reversal of allowance for loan losses			27	8.4	8.4	—	—

Net income before income tax			28	84.4	34.6	49.8	84.7

Income taxes-current	(minus	)	29	5.0	(0.7)	5.8	8.1
Income taxes-deferred	(minus	)	30	23.0	11.5	11.5	22.1
Minority interests in net income	(minus	)	31	6.0	0.2	5.7	7.6

Net income			32	50.3	23.6	26.6	46.8

[Note]

Consolidated gross operating profit : Trust fee + net interest income + net fees and commissions + net trading income + net other operating income

Consolidated pre-provision profit : Sum of pre-provision profit of CMTB and CMAB + net of gross operating profit and operating expenses of other consolidated subsidiaries - consolidation adjustments (elimination of internal transaction, etc.)

«Reference»

Credit costs	(17+18+20-27) (minus)		33	(5.9)	(21.3)	15.4	12.9
Number of Consolidated Subsidiaries and Affiliates
				End-Dec.2010	Change	End-Dec.2009	End-Mar.2010 «Reference»
Consolidated subsidiaries			34	25	—	25	25
Equity method affiliates			35	3	(1)	4	4

Chuo Mitsui Trust Holdings, Inc.

(3)	CMTB+CMAB, Non-consolidated

				(Billions of yen)
			No.	3Q FY2010*	Change	3Q FY2009*	FY2009 «Reference»
Gross operating profit			1	168.7	2.2	166.4	226.9
<Gross operating profit after trust account credit costs>	(1-21)		2	<168.7>	<4.5>	<164.1>	<224.6>
Banking business related profit			3	75.9	(15.8)	91.7	125.9
Net interest income			4	71.2	(10.0)	81.3	111.6
Fees on loan trusts and JOMTs before trust account credit costs			5	4.6	(5.7)	10.4	14.3
Asset management business profit			6	60.1	2.4	57.7	79.1
Net fees and commissions			7	31.6	2.4	29.2	40.3
Trust fees			8	28.4	0.0	28.4	38.8
Net trading profit			9	2.2	0.5	1.6	2.5
Net other operating profit			10	30.3	15.0	15.2	19.1
Net bond related profit			11	29.4	18.8	10.5	13.5
Operating expenses	(minus	)	12	85.4	(2.8)	88.3	117.9
Personnel related	(minus	)	13	38.1	(4.0)	42.1	55.8
Net periodic retirement benefit costs	(minus	)	14	(1.8)	(5.1)	3.2	4.3
Non-personnel related	(minus	)	15	43.2	0.9	42.2	56.6
Business taxes	(minus	)	16	4.0	0.1	3.9	5.3

Pre-provision profit	(1-12)		17	83.3	5.1	78.1	108.9

<Excluding net bond related profit>	(17-11)		18	<53.8>	<(13.6)>	<67.5>	<95.4>

Provision for general allowance for credit losses	(minus	)	19	—	1.7	(1.7)	—
Net operating profit before trust account credit costs	(17-19)		20	83.3	3.4	79.8	108.9
Trust account credit costs	(minus	)	21	—	(2.2)	2.2	2.2

Net operating profit	(17-19-21)		22	83.3	5.7	77.5	106.7

Net other profit			23	(11.8)	14.5	(26.4)	(21.6)
Net stock related profit			24	6.2	2.6	3.5	12.7
Losses on devaluation of stocks			25	(1.5)	2.3	(3.8)	(1.7)
Banking account credit costs	(minus	)	26	1.1	(9.3)	10.5	7.0

Ordinary profit			27	71.4	20.3	51.1	85.0

Extraordinary profit			28	9.3	8.3	1.0	2.6
Reversal of allowance for loan losses			29	9.9	9.9	—	1.6

Net income before income tax			30	80.8	28.6	52.1	87.7

Income taxes-current	(minus	)	31	3.6	(0.9)	4.6	6.4
Income taxes-deferred	(minus	)	32	22.7	10.4	12.3	23.6

Net income			33	54.4	19.2	35.2	57.6

Credit costs	(19+21+26-29) (minus	)	34	(8.7)	(19.8)	11.0	7.5

Chuo Mitsui Trust Holdings, Inc.

«Reference»

				(Billions of yen)
				CMTB, Non-consolidated			CMAB, Non-consolidated
			No.	3Q FY2010*	Change	3Q FY2009*	3Q FY2010*	Change	3Q FY2009*
Gross operating profit			1	146.4	3.8	142.5	22.2	(1.6)	23.9
<Gross operating profit after trust account credit costs>	(1-21)		2	<146.4>	<6.1>	<140.2>	<22.2>	<(1.6)>	<23.9>
Banking business related profit			3	75.9	(15.8)	91.7	0.0	(0.0)	0.0
Net interest income			4	71.2	(10.0)	81.2	0.0	(0.0)	0.0
Fees on loan trusts and JOMTs before trust account credit costs			5	4.6	(5.7)	10.4	—	—	—
Asset management business profit			6	37.9	4.0	33.8	22.2	(1.6)	23.8
Net fees and commissions			7	35.3	4.0	31.2	(3.6)	(1.6)	(2.0)
Trust fees			8	2.5	(0.0)	2.6	25.8	0.0	25.8
Net trading profit			9	2.2	0.5	1.6	—	—	—
Net other operating profit			10	30.3	15.0	15.2	—	—	—
Net bond related profit			11	29.4	18.8	10.5	—	—	—
Operating expenses	(minus	)	12	73.7	(2.7)	76.4	11.6	(0.1)	11.8
Personnel related	(minus	)	13	32.6	(3.6)	36.3	5.5	(0.3)	5.8
Net periodic retirement benefit costs	(minus	)	14	(1.8)	(4.5)	2.6	(0.0)	(0.6)	0.6
Non-personnel related	(minus	)	15	37.2	0.8	36.3	6.0	0.1	5.8
Business taxes	(minus	)	16	3.9	0.1	3.7	0.1	(0.0)	0.1

Pre-provision profit	(1-12)		17	72.6	6.6	66.0	10.6	(1.4)	12.1

<Excluding net bond related profit>	(17-11)		18	<43.2>	<(12.2)>	<55.4>	<10.6>	<(1.4)>	<12.1>

Provision for general allowance for credit losses	(minus	)	19	—	1.7	(1.7)	—	—	—
Net operating profit before trust account credit costs	(17-19)		20	72.6	4.9	67.7	10.6	(1.4)	12.1
Trust account credit costs	(minus	)	21	—	(2.2)	2.2	—	—	—

Net operating profit	(17-19-21)		22	72.6	7.1	65.4	10.6	(1.4)	12.1

Net other profit			23	(9.9)	14.2	(24.1)	(1.8)	0.3	(2.2)
Net stock related profit			24	6.2	2.6	3.5	—	—	—
Losses on devaluation of stocks			25	(1.5)	2.3	(3.8)	—	—	—
Banking account credit costs	(minus	)	26	1.1	(9.3)	10.5	—	—	—

Ordinary profit			27	62.7	21.4	41.2	8.7	(1.1)	9.8

Extraordinary profit			28	9.7	8.7	1.0	(0.3)	(0.3)	(0.0)
Reversal of allowance for loan losses			29	9.9	9.9	—	—	—	—

Net income before income tax			30	72.4	30.1	42.3	8.3	(1.4)	9.8

Income taxes-current	(minus	)	31	0.1	(0.0)	0.1	3.5	(0.9)	4.4
Income taxes-deferred	(minus	)	32	22.9	10.1	12.8	(0.1)	0.3	(0.4)

Net income			33	49.4	20.0	29.3	5.0	(0.8)	5.8

Credit costs	(19+21+26-29) (minus	)	34	(8.7)	(19.8)	11.0	—	—	—

Chuo Mitsui Trust Holdings, Inc.

2.	Yields and Margins

Domestic Banking Account                                                             Note: * Accumulated total for nine months ended December 31.

[CMTB, Non-consolidated]

			(%)
		No.	3Q FY2010*	Change	3Q FY2009*
Average yield on interest-earning assets		1	1.11	(0.08)	1.19
Loans and bills discounted		2	1.35	(0.14)	1.50
Securities		3	0.70	0.00	0.69
Average yield on interest-bearing liabilities		4	0.47	(0.02)	0.50
Deposits		5	0.46	(0.06)	0.52

Gross margin	(1-4)	6	0.63	(0.05)	0.69
Loan to deposits margin	(2-5)	7	0.88	(0.08)	0.97

3.	Disclosure of Claims Classified under the Financial Revitalization Law

[CMTB, Non-consolidated]

			(Billions of yen)
		No.	End-Dec.2010 (a)	(a-b)	(a-c)	End-Sep.2010 (b)	End-Mar.2010 (c)	End-Dec.2009 «Reference»
Claims under bankruptcy and virtual bankruptcy		1	17.7	(4.1)	(2.1)	21.8	19.8	18.6
Banking account		2	17.7	(4.1)	(2.1)	21.8	19.8	18.5
Trust account		3	0.0	(0.0)	0.0	0.0	0.0	0.0
Claims under high risk		4	45.6	(0.1)	(31.4)	45.8	77.0	90.6
Banking account		5	45.5	(0.1)	(31.3)	45.6	76.9	90.5
Trust account		6	0.1	(0.0)	(0.0)	0.1	0.1	0.1
Claims under close observation		7	30.3	(1.7)	9.0	32.0	21.2	15.4
Banking account		8	21.9	(1.7)	9.5	23.6	12.3	5.9
Trust account		9	8.3	0.0	(0.5)	8.3	8.9	9.4

Total		10	93.7	(6.0)	(24.4)	99.7	118.2	124.7
Banking account		11	85.2	(6.0)	(23.9)	91.2	109.1	115.0
Trust account		12	8.5	(0.0)	(0.5)	8.5	9.0	9.6

Total claims		13	8,492.5	(817.5)	(884.6)	9,310.0	9,377.1	8,940.5

			(%)
Non-performing claims ratio	(10/13)	14	1.1	0.0	(0.1)	1.0	1.2	1.3

Chuo Mitsui Trust Holdings, Inc.

4.	Unrealized Gains (Losses) of market value available securities

[CMTB, Non-consolidated]	(Billions of yen)
	End-Dec.2010				End-Sep.2010				Change
	Acquisition cost (a)	Net unrealized gains (losses) (b)	Gains	Losses	Acquisition cost (c)	Net unrealized gains (losses) (d)	Gains	Losses	Acquisition cost (a-c)	Net unrealized gains (losses)
Available-for-sale	2,926.9	(6.4)	86.4	92.9	3,399.2	6.9	83.6	76.7	(472.3)	(13.4)
Stocks	398.9	23.7	75.1	51.4	401.1	1.6	55.7	54.0	(2.1)	22.0
Bonds	1,654.7	(10.7)	5.9	16.7	1,858.3	0.1	8.7	8.6	(203.6)	(10.8)
Others	873.2	(19.5)	5.3	24.8	1,139.7	5.1	19.1	14.0	(266.5)	(24.6)

Held-to-maturity bonds	313.8	0.2	1.5	1.3	314.4	(0.3)	1.8	2.2	(0.5)	0.5

	(Billions of yen)
	End-Mar.2010				Change		End-Dec.2009 «Referrence»
	Acquisition cost (e)	Net unrealized gains (losses) (f)	Gains	Losses	Acquisition cost (a-e)	Net unrealized gains (losses) (b-f)	Acquisition cost	Net unrealized gains (losses)	Gains	Losses
Available-for-sale	3,428.2	29.2	104.9	75.7	(501.2)	(35.7)	3,119.0	14.7	95.8	81.1
Stocks	414.3	51.4	92.1	40.7	(15.3)	(27.6)	417.9	38.8	83.0	44.2
Bonds	1,821.7	(3.6)	9.9	13.5	(167.0)	(7.0)	1,663.2	(1.6)	10.4	12.1
Others	1,192.0	(18.5)	2.8	21.4	(318.8)	(0.9)	1,037.9	(22.3)	2.3	24.7

Held-to-maturity bonds	720.9	(0.2)	3.2	3.5	(407.0)	0.5	919.8	0.8	4.9	4.0

[CMTH, Consolidated]	(Billions of yen)
	End-Dec.2010				End-Sep.2010				Change
	Acquisition cost (a)	Net unrealized gains (losses) (b)	Gains	Losses	Acquisition cost (c)	Net unrealized gains (losses) (d)	Gains	Losses	Acquisition cost (a-c)	Net unrealized gains (losses) (b-d)
Available-for-sale	3,087.1	7.4	109.8	102.4	3,562.3	18.5	105.5	86.9	(475.1)	(11.1)
Stocks	456.1	41.3	98.2	56.8	461.0	17.4	77.5	60.1	(4.8)	23.9
Bonds	1,743.7	(10.7)	5.9	16.7	1,947.3	0.0	8.7	8.6	(203.6)	(10.8)
Others	887.2	(23.2)	5.5	28.7	1,154.0	1.0	19.3	18.2	(266.7)	(24.2)

Held-to-maturity bonds	314.0	0.2	1.5	1.3	314.5	(0.3)	1.8	2.2	(0.5)	0.5

	(Billions of yen)
	End-Mar.2010				Change		End-Dec.2009 «Referrence»
	Acquisition cost (e)	Net unrealized gains (losses) (f)	Gains	Losses	Acquisition cost (a-e)	Net unrealized gains (losses) (b-f)	Acquisition cost	Net unrealized gains (losses)	Gains	Losses
Available-for-sale	3,592.2	47.0	130.8	83.7	(505.0)	(39.6)	3,283.9	28.9	119.8	90.9
Stocks	474.9	73.0	118.0	45.0	(18.7)	(31.6)	479.1	56.6	106.5	49.8
Bonds	1,910.7	(3.6)	9.9	13.5	(167.0)	(7.0)	1,752.2	(1.7)	10.4	12.1
Others	1,206.5	(22.3)	2.8	25.2	(319.2)	(0.9)	1,052.5	(26.0)	2.8	28.9

Held-to-maturity bonds	721.0	(0.2)	3.2	3.5	(407.0)	0.5	920.0	0.8	4.9	4.0

Chuo Mitsui Trust Holdings, Inc.

«Reference» Status of Securities Portfolio

Details of market value available securities

 Available-for-sale securities

(CMTH <Consolidated>)

	(Billions of yen)
	End-Dec.2010 (a)			End-Sep.2010 (b)		Change (a-b)		End-Mar.2010 (c)		Change (a-c)
	Acquisition Cost	Unrealized Gains/Losses	Unrealized Gains/ Losses ratio	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses
Available-for-sale securities	3,087.1	7.4	0.2%	3,562.3	18.5	(475.1)	(11.1)	3,592.2	47.0	(505.0)	(39.6)
Japanese Stocks	456.1	41.3	9.0%	461.0	17.4	(4.8)	23.9	474.9	73.0	(18.7)	(31.6)
Japanese Bonds	1,743.7	(10.7)	(0.6)%	1,947.3	0.0	(203.6)	(10.8)	1,910.7	(3.6)	(167.0)	(7.0)
Others	887.2	(23.2)	(2.6)%	1,154.0	1.0	(266.7)	(24.2)	1,206.5	(22.3)	(319.2)	(0.9)

(CMTB <Non-consolidated>)

	(Billions of yen)
	End-Dec.2010 (a)			End-Sep.2010 (b)		Change (a-b)		End-Mar.2010 (c)		Change (a-c)
	Acquisition Cost	Unrealized Gains/Losses	Unrealized Gains/ Losses ratio	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses
Available-for-sale securities	2,926.9	(6.4)	(0.2)%	3,399.2	6.9	(472.3)	(13.4)	3,428.2	29.2	(501.2)	(35.7)
Japanese Stocks	398.9	23.7	5.9%	401.1	1.6	(2.1)	22.0	414.3	51.4	(15.3)	(27.6)
Japanese Bonds	1,654.7	(10.7)	(0.6)%	1,858.3	0.1	(203.6)	(10.8)	1,821.7	(3.6)	(167.0)	(7.0)
Others	873.2	(19.5)	(2.2)%	1,139.7	5.1	(266.5)	(24.6)	1,192.0	(18.5)	(318.8)	(0.9)

ò

(Breakdown of the “Others” of available-for-sale securities)

		(Billions of yen)
		End-Dec.2010 (a)			End-Sep.2010 (b)		Change (a-b)		End-Mar.2010 (c)		Change (a-c)
		Acquisition Cost	Unrealized Gains/Losses	Unrealized Gains/ Losses ratio	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses
Foreign government bonds		314.2	(12.8)	(4.1)%	460.4	8.3	(146.1)	(21.2)	557.2	(5.1)	(242.9)	(7.7)
US agency MBS		[Note]157.9	0.5	0.3%	[Note]305.5	8.4	(147.5)	(7.8)	260.3	(1.1)	(102.3)	1.6
Overseas Investment (Excluding foreign government bonds, US agency MBS)		252.2	(3.1)	(1.2)%	231.6	(4.2)	20.5	1.1	228.0	(3.1)	24.2	0.0
CDO	(ø1)	—	—	—	—	—	—	—	10.0	—	(10.0)	—
Investment trust (bond funds)	(ø2)	5.0	0.0	1.7%	5.0	0.0	—	0.0	5.0	(0.0)	—	0.1
Investment trust (credit funds)	(ø3)	24.9	0.0	0.3%	24.9	(0.3)	—	0.4	24.9	(0.2)	—	0.3
Investment trust (equity funds, etc.)	(ø4)	12.0	(1.4)	(11.9)%	12.1	(1.8)	(0.1)	0.4	12.5	(1.8)	(0.5)	0.4
Foreign bonds, etc.	(ø5)	210.1	(1.8)	(0.8)%	189.5	(2.1)	20.6	0.2	175.4	(0.9)	34.7	(0.8)
Japanese stock related investment	(ø6)	32.3	(3.5)	(11.0)%	31.3	(5.3)	1.0	1.7	35.3	(4.7)	(3.0)	1.1
RMBS	(ø7)	5.7	(0.0)	(0.9)%	6.0	(0.0)	(0.2)	0.0	6.6	(0.1)	(0.8)	0.0
Others	(ø8)	110.6	(0.4)	(0.3)%	104.8	(1.9)	5.8	1.5	104.5	(4.1)	6.1	3.7

(ø1) Managed synthetic CDO
(ø2) Funds related to public and corporate bonds, domestic and foreign
(ø3) Funds related to bank loans toward US companies
(ø4) Market neutral funds of US equities, etc
(ø5) Overseas corporate bonds, etc.
(ø6) Long-short funds related to Japanese stocks, etc.
(ø7) ABS securitizing the domestic housing loans
(ø8) Credit linked note reference to domestic companies, etc.

[Note] Constituted by GNMA only.

‚ Held-to-maturity securities

(CMTH <Consolidated>)

	(Billions of yen)
	End-Dec.2010 (a)			End-Sep.2010 (b)		Change (a-b)		End-Mar.2010 (c)		Change (a-c)
	Acquisition Cost	Unrealized Gains/Losses	Unrealized Gains/ Losses ratio	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses
Held-to-maturity securities	314.0	0.2	0.0%	314.5	(0.3)	(0.5)	0.5	721.0	(0.2)	(407.0)	0.5

(CMTB <Non-consolidated>)

	(Billions of yen)
	End-Dec.2010 (a)			End-Sep.2010 (b)		Change (a-b)		End-Mar.2010 (c)		Change (a-c)
	Acquisition Cost	Unrealized Gains/Losses	Unrealized Gains/ Losses ratio	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses
Held-to-maturity securities	313.8	0.2	0.0%	314.4	(0.3)	(0.5)	0.5	720.9	(0.2)	(407.0)	0.5

ò

(Breakdown of the held-to-maturity securities)

		(Billions of yen)
		End-Dec.2010 (a)			End-Sep.2010 (b)		Change (a-b)		End-Mar.2010 (c)		Change (a-c)
		Acquisition Cost	Unrealized Gains/Losses	Unrealized Gains/ Losses ratio	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses	Acquisition Cost	Unrealized Gains/Losses
Japanese government bonds		—	—	—	—	—	—	—	399.1	2.2	(399.1)	(2.2)
RMBS	(ø9)	77.8	1.2	1.5%	78.3	1.5	(0.5)	(0.3)	83.6	0.1	(5.7)	1.0
Overseas Investments		233.0	(1.0)	(0.4)%	233.0	(1.9)	(0.0)	0.9	235.1	(2.7)	(2.1)	1.7
Foreign bonds	(ø10)	233.0	(1.0)	(0.4)%	233.0	(1.9)	(0.0)	0.9	235.1	(2.7)	(2.1)	1.7
Others		3.0	0.0	1.5%	3.0	0.0	—	(0.0)	3.0	0.0	—	(0.0)

(ø9)	ABS securitizing the domestic housing loans
(ø10)	Overseas corporate bonds

(Reference) Overseas Investments and Loans of which market values are not available.

(Loans, securities, acceptances and guarantees) (CMTB <Non-consolidated>)

	(Billions of yen)
	End-Dec.2010 outstanding (a)	End-Sep.2010 outstanding (b)	Change (a-b)	End-Mar.2010 outstanding (c)	Change (a-c)
Total	78.2	82.4	(4.1)	95.7	(17.5)
Corporate loans	71.3	75.8	(4.5)	88.8	(17.5)
Securities of unlisted companies	6.8	6.5	0.3	6.8	0.0
Acceptance and guarantees (corporate)	0.0	0.0	(0.0)	0.0	(0.0)

Chuo Mitsui Trust Holdings, Inc.

5.	Deferred Unrealized Gains(Losses) on Hedge Accounting Applied Delivative Transaction

[CMTB, Non-consolidated]

		(Billions of yen)
		End-Dec.2010 (a)	(a-b)	(a-c)	End-Sep.2010 (b)	End-Mar.2010 (c)	End-Dec.2009 «Reference»
Interest rate related transactions		2.9	(1.8)	1.2	4.7	1.6	1.3
Interest rate swaps		2.9	(1.8)	1.2	4.7	1.6	1.3
Currency related transactions		(0.1)	(0.0)	(0.3)	(0.0)	0.2	0.1
Bond related transactions		—	1.1	0.0	(1.1)	(0.0)	—

Total		2.8	(0.8)	0.9	3.6	1.8	1.5
[Note] After application of deferred tax accounting

6. Deposits and Loans

(1) Balance of Deposits and Loans

[CMTB, Non-consolidated]
		(Billions of yen)
		End-Dec.2010 (a)	(a-b)	(a-c)	End-Sep.2010 (b)	End-Mar.2010 (c)	End-Dec.2009 «Reference»
Banking account	Deposit	8,958.7	(16.3)	136.5	8,975.0	8,822.1	8,698.1
	Loans	8,057.6	(807.3)	(881.1)	8,865.0	8,938.7	8,474.0
Money Trust	Principals	912.8	(19.9)	(111.9)	932.8	1,024.7	1,060.5
	Loans	228.9	(7.0)	(13.3)	236.0	242.2	246.4
Loan Trust	Principals	253.6	(28.8)	(103.3)	282.5	357.0	400.4
	Loans	—	—	—	—	—	—

Total	Deposit & Principals	10,125.2	(65.1)	(78.7)	10,190.4	10,204.0	10,159.1
	Loans	8,286.6	(814.4)	(894.4)	9,101.0	9,181.0	8,720.5

[Note]	1. Negotiable certificates of deposit (NCD) are excluded from deposits in banking account.
2. For Money Trust and Loan Trust, amount which the principals are guaranteed by CMTB are shown on the table.

(2) Breakdown of Deposits by Type of Depositor

[CMTB, Non-consolidated]

Banking Account

	(Billions of yen)
	End-Dec.2010 (a)	(a-b)	(a-c)	End-Sep.2010 (b)	End-Mar.2010 (c)	End-Dec.2009 «Reference»
Individual	7,263.7	86.0	264.2	7,177.6	6,999.4	6,856.7
Corporate	1,467.3	(102.0)	(115.5)	1,569.4	1,582.8	1,563.2
Other	224.2	(0.9)	(9.9)	225.2	234.2	277.3

Total	8,955.3	(16.9)	138.7	8,972.2	8,816.6	8,697.2

[Note]Excludes Japan offshore market account.

Chuo Mitsui Trust Holdings, Inc.

7.	Statements of Trust Account

[CMTB, Non-consolidated]

	(Billions of yen)
	End-Dec.2010 (a)	(a-b)	(a-c)	End-Sep.2010 (b)	End-Mar.2010 (c)	End-Dec.2009 «Reference»
Total assets	6,431.2	(88.4)	(420.6)	6,519.6	6,851.9	6,947.0
Loans and bills discounted	238.3	(7.3)	(16.5)	245.6	254.9	259.8
Securities	3.3	0.0	(0.0)	3.2	3.3	3.3
Beneficiary rights	0.0	0.0	(0.0)	0.0	0.1	0.2
Securities held in custody accounts	0.1	—	(0.0)	0.1	0.1	0.1
Monetary claims	0.2	—	(0.0)	0.2	0.2	0.2
Tangible fixed assets	5,092.0	(48.2)	(242.6)	5,140.2	5,334.6	5,351.9
Intangible fixed assets	31.0	0.0	4.0	30.9	26.9	26.9
Other claims	35.0	(0.8)	(2.5)	35.9	37.5	36.2
Loans to banking account	844.1	(29.1)	(151.5)	873.2	995.6	1,061.1
Cash and due from banks	186.9	(2.9)	(11.3)	189.8	198.3	206.8

Total liabilities	6,431.2	(88.4)	(420.6)	6,519.6	6,851.9	6,947.0
Money trusts	796.0	(6.0)	(62.6)	802.1	858.7	885.8
Property formation benefit trusts	13.2	0.2	(0.3)	13.0	13.6	13.6
Loan trusts	255.6	(29.4)	(103.1)	285.0	358.7	401.0
Money entrusted, other than money trusts	0.2	(0.0)	(0.0)	0.2	0.2	0.2
Securities trusts	0.1	(0.0)	(0.0)	0.1	0.1	0.1
Money claim trusts	1.0	(0.0)	(0.0)	1.1	1.1	1.1
Land and fixtures trusts	76.3	0.2	0.4	76.1	75.9	76.1
Composite trusts	5,288.3	(53.3)	(254.7)	5,341.7	5,543.1	5,568.7
Other trusts	0.0	—	(0.0)	0.0	0.0	0.0

[CMAB, Non-consolidated]

	(Billions of yen)
	End-Dec.2010 (a)	(a-b)	(a-c)	End-Sep.2010 (b)	End-Mar.2010 (c)	End-Dec.2009 «Reference»
Total assets	31,873.8	642.1	890.6	31,231.6	30,983.2	29,564.2
Securities	78.1	—	(1.0)	78.1	79.2	80.2
Beneficiary rights	30,305.7	669.3	949.6	29,636.4	29,356.0	28,047.8
Money claims	1,464.2	(32.0)	(64.3)	1,496.3	1,528.6	1,410.9
Cash and due from banks	25.5	4.8	6.2	20.7	19.3	25.2

Total liabilities	31,873.8	642.1	890.6	31,231.6	30,983.2	29,564.2
Money trusts	8,549.2	44.8	(45.1)	8,504.3	8,594.3	8,624.2
Pension trusts	6,696.6	53.4	(52.8)	6,643.1	6,749.4	6,609.5
Investment trusts	12,178.6	535.7	956.1	11,642.8	11,222.4	10,040.3
Money entrusted, other than money trusts	352.6	10.1	9.8	342.4	342.7	339.1
Securities trusts	1,449.8	17.5	80.6	1,432.3	1,369.2	1,361.5
Money claim trusts	1,489.3	(27.1)	(57.9)	1,516.5	1,547.3	1,435.5
Composite trusts	1,157.3	7.4	(0.2)	1,149.9	1,157.5	1,153.8